SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)

                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________

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                              TAT Technologies Ltd.

6-K Items

1. Immediate report filed by TAT Technologies Ltd. with the Israeli Securities Authority and the Tel Aviv Stock Exchange on November 15, 2007.

2. Immediate report filed by TAT Technologies Ltd. with the Israeli Securities Authority and the Tel Aviv Stock Exchange on November 15, 2007.


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                                                                          ITEM 1


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                              TAT TECHNOLOGIES LTD.

                                 (THE "COMPANY")

                                                               November 15, 2007

To: Israeli Securities Authority                     To: Tel Aviv Stock Exchange

                              RE.: IMMEDIATE REPORT

Today November 15, 2007, the Company's parent company, Tat Industries Ltd., issued an immediate report, as follows:

"On November 11, 2007, Shlomo Ostersetzer, the chairman of the board of directors of the company, on behalf of himself and Shmi Hazohar Ltd. ("Shmi Hazohar"), and Dov Zeelim ("Zeelim"), the vice chairman of the board of directors of the company, on behalf of himself and Maz-Kar Ltd. ("Maz-Kar"), gave notice to the company that they have entered into agreements for the transfer of the company's control as follows:

1. On November 15, 2007, Shmi Hazohar entered into an agreement with Ishal Amlet Investments (1993) Ltd. ("Ishal"), in accordance with which Shmi Hazohar agreed to sell to Ishal 1,069,890 ordinary shares of the company, par value NIS 5 per share, at a price of NIS 79.17 per share.

2. (a) On November 15, 2007, Maz Kar and Zeelim entered into an agreement with Ishal in accordance with which Maz Kar agreed to sell to Ishal 260,711 ordinary shares of the company, par value NIS 5 per share, at a price of NIS 79.19 per share, and Zeelim agreed to sell to Ishal 45,000 ordinary shares, par value NIS 0.09 per share, of the company's subsidiary, Tat Technologies Ltd., at a price of NIS 80 per share.

     (b) Ishal granted Maz-Kar a put option in accordance with which Maz-Kar is entitled to sell to Ishal, not before January 1, 2010, the additional 260,711 ordinary shares of the company at a price of NIS 79.17 per share increased by the greater of 4% per year and linked to the Israeli price index until the exercise date or the annual revenue growth rate.

     (c) Maz-Kar granted to Ishal a call option in accordance with which Ishal is entitled to purchase from Maz-Kar, not before January 1, 2010, the additional 260,711 ordinary shares of the company mentioned in paragraph
     (b), at a price of NIS 87.017 per share increased by the greater of 4% per year and linked to the Israeli price index until the exercise date or the annual revenue growth rate.

     (d) Maz-Kar is entitled to sell 60,000 ordinary shares of the company, par value NIS 5 per share, out of the option shares mentioned in paragraphs (b) and (c), on the stock exchange or outside the stock exchange.

3. The foregoing agreements are subject to conditions precedent, including the approval of the General Director of the Israeli Anti Trust Authority.

                                                     Respectfully,

                                                     Tat Industries Ltd."

                                                           Respectfully,

                                                           Tat Technologies Ltd.

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                                                                          ITEM 2


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                              TAT TECHNOLOGIES LTD.

                                 (THE "COMPANY")

                                                               November 15, 2007


To: Israeli Securities Authority                     To: Tel Aviv Stock Exchange

                              RE.: IMMEDIATE REPORT

In furtherance of an immediate report filed today, the Company received notice from Ta-Top, a limited partnership controlled by FIMI Opportunity Fund ("FIMI") (a controlling shareholder of the Company) that FIMI entered into an agreement with Ishal Amlet Investments (1995) Ltd. ("Ishal") for the sale of its entire holdings in the Company in two stages:

          (a) Immediate sale of 600,000 ordinary shares of the Company at a price of NIS 84 per share. The sale will be consummated on the closing date of the sale of the shares of the Ostersetzer and Zeelim group to Ishal.

          (b) Following one year, the parties have a mutual call and put option for the sale of the remaining shares of the Company that will be held by FIMI, at a price of $19.4 per share.

As stated, the agreement is subject to conditions precedent.


                                                        Respectfully,

                                                        Tat Technologies Ltd.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    TAT TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /s/ Israel Ofen
                                                    -------------------
                                                    Israel Ofen
                                                    Executive Vice President and
                                                    Chief Financial Officer


Date: November 15, 2007